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                                                                     Exhibit 4.3

                                   AMENDMENT 1

Article VI, Section 1 of the Articles of Incorporation of the Company was amended in its entirety in October, 2004 to read as follows:

"Section 1. Authorized Shares. The total number of shares which the Corporation is authorized to issue is 155,000,000 Shares of Capital Stock.

     (a) The total number of shares of Common Stock which this Corporation is authorized to issue is 150,000,000 shares, $.005 par value per share.

     (b) The total number of shares of Preferred Stock which this Corporation is authorized to issue is 5,000,000 shares, $.001 par value per share. The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each series, and any qualifications, limitations or restrictions thereof."